

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 18, 2022

Lin Wei
Chief Financial Officer
36Kr Holdings Inc.
5-6/F, Tower A1, Junhao Central Park Plaza
No. 10 South Chaoyang Park Avenue
Chaoyang District, Beijing, People's Republic of China, 100026

      Re: 36Kr Holdings Inc.
         Form 20-F for Fiscal Year Ended December 31, 2021
         Form 20-F for Fiscal Year Ended December 31, 2020
         File No. 001-39117

Dear Ms. Wei:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services

cc: Li He, Esq.